

Mail Stop 3561

June 23, 2009

Via U.S. Mail

G. Nolan Smith
Chief Executive Officer
Commerce Street Pantheon Mortgage Asset Securitizations LLC
1700 Pacific Avenue, Suite 2020
Dallas, TX 75201

Re: **Commerce Street Pantheon Mortgage Asset Securitizations LLC**
Amendment No. 2 to Registration Statement on Form S-3
Filed June 9, 2009
File No. 333-157976

Dear Mr. Smith:

We have reviewed your responses to the comments in our letter dated May 22, 2009 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

<u>Registration Statement</u>

<u>General</u>

1. While we note your response to prior comment 3, we reissue the comment. The base prospectus still contains general qualifiers suggesting that disclosure may be different or inconsistent in the prospectus supplement. We note such statements such as "unless otherwise specified in the applicable prospectus supplement" and "unless otherwise specified in the deposit trust agreement." Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Please delete the general qualifiers, where applicable, and revise throughout the base prospectus to include all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown**.**

2. We note that the revised base prospectus and prospectus supplement contemplate the possibility of a best efforts offering. Please explain to us how the transaction structure and use of proceeds would be altered in the event you are unable to sell all of the certificates.

Prospectus supplement

General

3. We note your responses to prior comments 6 and 7 and reissue in part. In particular, we note that you have included qualifying statements throughout the prospectus supplement, including, for example, statements that the proposed disclosure "may vary in accordance with the structure of transaction." See page S-8. The supplement should include bracketed disclosure in the form you intend to provide for actual takedowns. Please include, to the extent practicable, bracketed language showing both where you plan to include information in the prospectus supplement and what the substance of that information will be in terms of compliance with Regulation AB. Please revise accordingly.

Cover

4. While we note your response to prior comment 8, it appears that the interest rate for the fixed rate securities may also be subject to periodic adjustment in response to designated changes in the rating assigned to the securities. Refer to page 25 of the base prospectus. Revise the disclosure throughout the prospectus supplement accordingly.

Prospectus Supplement Summary, page S-4

5. We note your response to prior comment 11 and reissue in part. Revise to clearly state that the depositor will not make any representations or warranties with respect to the agency securities.

Variable Rate Certificates, page S-8

6. We note the disclosure on page 26 of the base prospectus which describes the various floating rate/inverse floating rate securities that may be offered in a shelf takedown. Please revise the prospectus supplement to include the form disclosure that you will provide in the related shelf takedown with respect to these different structural features.

[The Sellers/Originators], page S-17

7. Please separate the placeholders for the sellers and originators. Specifically, we note that Item 1110 of Regulation AB would not apply to the sellers who are not originators. Please make appropriate revisions here, in the summary to the prospectus summary and elsewhere as appropriate.

Affiliations, Relationships and Related Transactions, page S-17

8. We note your response to prior comment 22 and the additional disclosure regarding sellers and originators. Please further revise to clearly state that you will provide all information required by Item 1119 of Regulation AB, including information related to servicers, as applicable. Refer to Item 1119 of Regulation AB.

The Securities Administrator, page S-18

9. While we note your response to prior comment 32 and your revisions to the summary, we reissue the comment. Please revise this section, and elsewhere throughout the base prospectus and prospectus supplement, to state that the securities administrator is the servicer for purposes of Regulation AB and, accordingly, that it will provide all information required of servicers by Regulation AB. Your disclosure should be clear throughout that the securities administrator is the servicer.

Legal Proceedings, page S-32

10. While we note your response to prior comment 35, we reissue in part. Further revise to state that you will also disclose any material legal proceedings against any *servicer* involved in the transaction and any party contemplated by Item 1100(d)(1) of Regulation AB.

Prospectus

General

11. We note your response to prior comment 33 and reissue in part. The base prospectus still contains references to "Ginnie Mae Servicer." Refer to page 20 of the base prospectus. Revise accordingly.

The Trusts and the Trust Assets, page 19

12. We note your response to prior comment 43 and the revisions on pages 19 and 20. Please describe the instances when there will be additional information regarding the agency securities but the information is unavailable.

The Deposit Trust Agreement, page 40

13. While we note your response to prior comment 47, the disclosure in the third paragraph under "Assignment of Primary Assets" suggests that the primary assets may be originated or acquired in different fashion. Please revise this paragraph and make any other appropriate revisions to eliminate the suggestion that you have not fully described the origination or acquisition of assets.

14. We note your response to prior comment 48. Please expand the disclosure to explain the over-the-counter transactions whereupon the depositor acquires the agency securities. If true, please revise to disclose that there are no agreements in place which govern the sale of agency securities from various third parties to the depositor.

Assignment of Primary Assets, page 40

15. Refer to the second sentence of the second paragraph on page 41. You state that assets may be assigned, transferred or pledged to "other persons specified in the related prospectus supplement." We note a similar catch-all in the fourth bullet on page 41. Please revise to specify the persons entitled to receive trust assets or remove the language referenced in this comment.

Limitations on Rights of Securityholders, page 45

16. We note the language that "unless otherwise specified in the particular deposit trust agreement, no securityholder will have the right to institute any proceedings with respect to the deposit trust agreement" unless certain requirements are met. As the prospectus should disclose the material terms of the material agreements so that an investor may have a clear understanding of their related rights, please revise to disclose all the requirements that must be achieved for securityholders to institute certain proceedings.

Evidence as to Compliance, page 45

17. We note the disclosure that the deposit trust agreement will require the trustee and the securities administrator to deliver to the depositor certain compliance documents as required under Regulation AB. However, the filed deposit trust agreement only contemplates certain compliance documents as required under Regulation AB for the depositor and the securities administrator. Please revise your disclosure or the deposit trust agreement to reconcile any inconsistencies with regard to the obligations imposed on the transaction parties.

Method of Distribution, page 82

18. We note the disclosure that the offerings will be made through firm commitments or best efforts underwriting. Please describe for us the mechanism at which the underwriters will offer the securities on a best efforts basis.

Exhibit 4.1

19. While you have provided that the agency securities to be included in a shelf takedown will not include securities guaranteed by Fannie Mae and Freddie Mac, we note the provisions throughout the deposit trust agreement which provides for such collateral. Please revise or explain why such revisions are unnecessary.

Exhibit 5.1

20. Refer to the last sentence of the spillover paragraph at the top of page 2. Please delete reference to "other statements made herein." Note that you may rely upon representatives of the company only with respect to appropriate factual matters related to your opinion.

Exhibit 8.1

21. Refer to the last sentence of the spillover paragraph at the top of page 2. Please delete reference to "other statements made herein." Note that you may rely upon representatives of the company only with respect to appropriate factual matters related to your opinion.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3314 with any other questions.

Regards,

Daniel Morris
Attorney-Advisor

cc: Brad B. Arbuckle, Esq.
        Miller, Canfield, Paddock and Stone, PLC
        Fax: 248.879.2001